GrafTech International Ltd.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratios)

	For the Period August 15 through December 31,	For the Period January 1 through August 14,	For the Year Ended
	2015	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	(26,671)	(116,563)	(295,542)	(40,102)	134,487	143,291
Loss/(Gain) from equity investees	—	—	—	—	—	—
Fixed Charges	11,703	28,398	38,080	36,904	24,314	19,107
Total of Earnings plus Fixed Charges	(14,968)	(88,165)	(257,462)	(3,198)	158,801	162,398
Fixed Charges:
Interest expense	10,916	27,118	37,057	36,037	23,247	18,307
Estimated interest portion of rental expense	787	1,280	1,023	867	1,067	800
Total fixed charges	11,703	28,398	38,080	36,904	24,314	19,107
Ratio of earnings to fixed charges	(1.3)	(3.1)	(6.8)	(0.1)	6.5	8.5